                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM       TO       .
                                                -----    -----

                         COMMISSION FILE NUMBER 1-13740
                                                -------


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                        BORDERS GROUP, INC. SAVINGS PLAN

B. NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                               BORDERS GROUP, INC.
                                100 PHOENIX DRIVE
                               ANN ARBOR, MI 48108

                                 (734) 477-1100
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

BORDERS GROUP, INC. SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                                                            PAGE(S)

REPORT OF INDEPENDENT AUDITORS...................................................................................1

REPORT OF INDEPENDENT ACCOUNTANTS................................................................................2

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits...............................................................3

   Statement of Changes in Net Assets Available for Benefits.....................................................4

   Notes to Financial Statements...............................................................................5-9

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..................................................10


Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of Borders Group, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of Borders Group, Inc. Savings Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and schedule of the Borders Group, Inc. Savings Plan for the year ended December 31, 1999 were audited by other auditors whose report dated June 28, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2000 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 13, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Borders Group, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits at December 31, 1999 presents fairly, in all material respects, the net assets available for benefits of Borders Group, Inc. Savings Plan (the "Plan") at December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the financial statements of Borders Group, Inc. Savings Plan for any period subsequent to December 31, 1999.

/s/ PricewaterhouseCoopers LLP

Bloomfield Hills, Michigan
June 28, 2000

BORDERS GROUP, INC. SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               DECEMBER 31,
                                                          2000              1999

Cash                                                $       107,618   $        99,488

Investments at fair value (participant-directed)         79,339,735        77,594,378

Receivables
     Accrued investment income                                7,579             3,695
     Company contributions                                  153,888            90,480
     Participants' contributions                            419,815           246,974
                                                    ----------------  ----------------
       Total receivables                                    581,282           341,149
                                                    ----------------  ----------------

       Total assets                                      80,028,635        78,035,015

Liabilities
   Amounts due to participants                                    -             6,168
                                                    ----------------  ----------------

       Net assets available for benefits            $    80,028,635   $    78,028,847
                                                    ================  ================



See notes to financial statements.

BORDERS GROUP, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                                   2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized depreciation
       in fair value of investments                                              $ (7,957,692)
     Dividends and interest                                                         5,533,669
                                                                              ----------------

       Total investment income                                                     (2,424,023)

   Contributions:
     Participants                                                                   9,183,540
     Company                                                                        3,075,481
                                                                              ----------------

       Total contributions                                                         12,259,021
                                                                              ----------------

   Other                                                                               76,999
                                                                              ----------------

     Total additions                                                                9,911,997
                                                                              ----------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Participant withdrawals                                                          7,898,507
   Administrative expenses                                                             13,702
                                                                              ----------------

       Total deductions                                                             7,912,209
                                                                              ----------------

   Increase in net assets                                                           1,999,788

NET ASSETS:
   Beginning of year                                                               78,028,847
                                                                              ----------------

   End of year                                                                   $ 80,028,635
                                                                              ================



See notes to financial statements.

BORDERS GROUP, INC. SAVINGS PLAN                                               5
NOTES TO FINANCIAL STATEMENTS



1.    PLAN DESCRIPTION

      The following description of the Borders Group, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      GENERAL
      The Plan, as amended effective January 1, 1999, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the "Company") who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Effective January 1, 1999, Merrill Lynch Trust Company of Michigan ("Merrill Lynch") became trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

      CONTRIBUTIONS
      Participants may elect to contribute to the Plan up to 15% in 1% increments of their annual pre-tax compensation and may elect to contribute up to 10% in 1% increments of their annual after-tax compensation in any Plan year. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay.

      The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company's Board of Directors. Matching contributions are allocated to each participant's account in the same manner as participant contributions. Company discretionary contributions are invested in the Company's common stock. There was no Company discretionary contribution to the Plan for the year ended December 31, 2000.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution, matching and discretionary Company contributions and earnings on the investments in which the participant's account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are fully vested at all times in their account balances. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

      PARTICIPANT LOANS
      Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. Annual interest rates in effect at December 31, 2000 and 1999, were 10.5% and 9.5%,

BORDERS GROUP, INC. SAVINGS PLAN                                               6
NOTES TO FINANCIAL STATEMENTS


      respectively. Loan balances of terminated employees that are not repaid within 60 days of termination are treated as distributions.

      PAYMENT OF BENEFITS
      Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations. Participants who leave the Company may allow their balances to remain in the Plan until the end of the calendar year in which they attain age 65.

      ADMINISTRATION
      Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENT VALUATION AND INCOME RECOGNITION
      The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan's mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximate fair value. Investment transactions are recorded as of the trade date.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BORDERS GROUP, INC. SAVINGS PLAN                                               7
NOTES TO FINANCIAL STATEMENTS




3.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                 DECEMBER 31,
                                                                          2000                 1999
           Merrill Lynch Institutional Fund,
             15,504,918 and 14,426,367 shares,
             respectively                                           $   15,504,918       $   14,426,367
           AIM International Equity Fund, 360,176
             and 311,377 shares, respectively                            6,911,787            8,659,409
           MFS Massachusetts Investors Growth
             Stock Fund, 299,032 and 197,173
             shares, respectively                                        5,125,403            4,008,527
           MFS Capital Opportunities Fund,
             462,226 and 377,987 shares,
             respectively                                                8,269,215            7,941,514
           Davis New York Venture Fund, Inc.,
             1,040,529 and 962,918 shares,
             respectively                                               29,904,816           27,693,533
           Borders Group, Inc. Common Stock,
             423,401 and 446,707 shares,
             respectively                                                4,948,290            7,258,996


      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


           Mutual funds                                          $    (5,459,623)
           Common stocks                                              (2,498,069)
                                                               --------------------
                                                                 $    (7,957,692)
                                                               ====================

BORDERS GROUP, INC. SAVINGS PLAN                                               8
NOTES TO FINANCIAL STATEMENTS



4.    PLAN TERMINATION

      Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

5.    TAX STATUS OF PLAN

      The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2000, stating that the Plan is qualified under
      Section 401 (a) of the Internal Revenue Code ("Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                        December 31,
                                                                                  2000               1999
                                                                            ------------------ -----------------
             Net assets available for benefits per the financial              $   80,028,635     $   78,028,847
             statements
             Amounts allocated to withdrawn participants                            (20,305)           (87,794)
                                                                            ------------------ -----------------

             Net assets available for benefits per the Form 5500              $  80,008,330      $  77,941,053
                                                                            ================== =================

BORDERS GROUP, INC. SAVINGS PLAN                                               9
NOTES TO FINANCIAL STATEMENTS



      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                 Year Ended
                                                                                                 December 31,
                                                                                                    2000
                                                                                              -----------------
             Participant withdrawals per the financial statements                               $     7,898,507
             Less - Amounts allocated to withdrawn participants at December
             31, 1999                                                                                   (87,794)
             Add - Amounts allocated to withdrawn participants at December
             31, 2000                                                                                    20,305
                                                                                              -----------------

             Participant withdrawals per the Form 5500                                          $     7,831,018
                                                                                              =================

      Amounts allocated to withdrawing participants are recorded as benefits payable on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

BORDERS GROUP, INC. SAVINGS PLAN                             SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
EIN # 38-3196915
PLAN # 001
DECEMBER 31, 2000


                                                            DESCRIPTION OF INVESTMENT, INCLUDING
              IDENTITY OF ISSUER, BORROWER,                  MATURITY DATE, RATE OF INTEREST,                             CURRENT
                LESSOR, OR SIMILAR PARTY                     COLLATERAL, PAR OR MATURITY VALUE           COST              VALUE


*  Merrill Lynch Institutional Fund                       15,504,918.000    Shares                        **         $   15,504,918
   State Street Research Government Income Fund              148,963.741    Shares                        **              1,863,536
   AIM International Equity Fund                             360,176.488    Shares                        **              6,911,787
   Davis New York Venture Fund, Inc.                       1,040,529.438    Shares                        **             29,904,816
   Lord Abbott Developing Growth Fund, Inc.                  131,841.083    Shares                        **              2,141,099
*  Merrill Lynch Equity Index Trust                           24,885.724    Shares                        **              2,283,763
   MFS Capital Opportunities Fund                            462,225.526    Shares                        **              8,269,215
   MFS Massachusetts Investors Growth Stock Fund             299,031.663    Shares                        **              5,125,403
*  Borders Group, Inc. Common Stock                          423,401.185    Shares                        **              4,948,290
   Kmart Corporation Common Stock                             89,114.840    Shares                        **                473,378
*  Participant Loans                                Interest rate range: 8.5% - 10.5%
                                                    interest, various maturities                          **              1,913,531
                                                                                                                    ----------------

                                                                                                                     $   79,339,735
                                                                                                                    ================

 * Party-in-interest
** Cost information is not included as it is no longer required by the Department of Labor for participant directed investments.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 22, 2001                          Borders Group, Inc. Savings Plan
      -------------                          --------------------------------
                                             (Name of the Plan)

                                             By: SAVINGS PLAN COMMITTEE

                                             /s/ Edward W. Wilhelm
                                             ---------------------
                                             Edward W. Wilhelm
                                             Senior Vice President and
                                             Chief Financial Officer
                                             (Principal Financial and
                                             Accounting Officer)

                                 Exhibit Index



Exhibit No.                   Description

   23.1                       Consent of Independent Auditors

   23.2                       Consent of Independent Accountants